Erin M. Lett To Call Writer Directly: +1 202 389 3353 erin.lett@kirkland.com	1301 Pennsylvania Avenue, N.W. Washington, D.C. 20004 United States +1 202 389 5000 www.kirkland.com	Facsimile: +1 202 389 5200

October 16, 2024

By EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Aaron Brodsky

Re:	Gladstone Alternative Income Fund
Registration Statement on Form N-2
File Nos. 333-280771 and 811-23983

Dear Ladies and Gentlemen:

On behalf of Gladstone Alternative Income Fund, a Delaware statutory trust (the “Fund”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Pre-effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2, filed on August 28, 2024 (“Amendment No. 1”) in a telephone call on September 16, 2024 between Aaron Brodsky of the Staff and William J. Tuttle and Erin M. Lett of Kirkland & Ellis LLP, outside counsel to the Fund. For your convenience, a transcription of the Staff’s comments is included in this letter, with each comment followed by the Fund’s response. Except as provided in this letter, terms used in this letter have the meanings given to them in Amendment No. 1. Concurrently herewith, the Fund is filing Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Registration Statement which responds to certain of the Staff’s comments.

1.	Reference is made in your response to comment 5 in your letter dated August 28, 2024.

(a)	If accurate, please disclose that the Fund may invest through wholly-owned subsidiaries that primarily engage in investment activities in securities or other assets.

Response: The Fund revised its disclosure in Amendment No. 2 consistent with this comment.

(b)	Please disclose that the Fund will comply with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with any wholly-owned subsidiary.

Response: The Fund has revised its disclosure in Amendment No. 2 consistent with this comment.

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United States Securities and Exchange Commission

October 16, 2024

(c)

Please disclose that the Fund will comply with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with any wholly-owned subsidiary such that the Fund treats the debt of any wholly-owned subsidiary as the Fund’s own debt for purposes of Section 18.

Response: The Fund has revised its disclosure in Amendment No. 2 consistent with this comment.

(d)

Please disclose that any investment adviser to a wholly-owned subsidiary will comply with the provisions of the 1940 Act relating to advisory contracts (Section 15) as if it were an adviser to the Fund.

Response: The Fund respectfully submits that both the Advisory Agreement and the New Advisory Agreement provide flexibility for the Adviser to provide investment advisory services to any wholly-owned subsidiary without entry into a separate advisory contract and there is no intention for any future wholly-owned subsidiary to enter into an advisory contract with the Adviser. As a result, the Fund believes that no additional disclosure is required.

(e)

Please disclose that each wholly-owned subsidiary will comply with the provisions of the 1940 Act related to affiliated transactions and custody (Section 17). Identify the custodian of a wholly-owned subsidiary, if any.

Response: The Fund has revised its disclosure in Amendment No. 2 consistent with this comment to disclose that each wholly-owned subsidiary will comply with the provisions of the 1940 Act related to affiliated transactions and custody. No wholly-owned subsidiaries exist as of the date of this letter and therefore no disclosure has been included regarding the custodian to any wholly-owned subsidiary.

(f)	Please disclose any wholly-owned subsidiary’s principal investment strategy or principal investment risks that constitute principal investment strategies or risks of the Fund.

Response: Although there are currently no wholly-owned subsidiaries, the Fund confirms that the description of its principal investment strategies and principal investment risks include the strategy and risks of any wholly-owned subsidiary that may be formed in the future.

(g)	Please supplementally explain whether the financial statements of any wholly-owned subsidiary will be consolidated with those of the Fund. If not, explain why not.

Response: The Fund confirms that the financial statements of any wholly-owned subsidiary will be consolidated with those of the Fund, consistent with accounting principles generally accepted in the United States of America.

United States Securities and Exchange Commission

October 16, 2024

(h)

Please supplementally confirm that each wholly-owned subsidiary and its board, if any, will agree to inspection by Staff of the wholly-owned subsidiary’s books and records, which will be maintained in accordance with Section 31 and the rules thereunder.

Response: The Fund confirms that each wholly-owned subsidiary will maintain its books and records in accordance with Section 31 and the rules thereunder and that each such subsidiary and its board, to the extent applicable, will permit members of the Staff to inspect each wholly-owned subsidiary’s books and records upon request in the future.

(i)

Please confirm that each wholly-owned subsidiary’s management fee, if any, will be included in a Management Fee line item, and the wholly-owned subsidiary’s other expenses will be included in the “other expenses” line item in the fee table.

Response: The Fund confirms that there will be no separate management fee payable by any wholly-owned subsidiary and that the management fee of the Fund will be calculated on a consolidated basis with each wholly-owned subsidiary. Expenses of any wholly-owned subsidiary will also be reported on a consolidated basis.

(j)

Please disclose that the Fund does not, or does not intend to, create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund.

Response: The Fund has revised its disclosure in Amendment No. 2 consistent with this comment.

2.	Please supplementally explain the Expense Support and Conditional Reimbursement Agreement is in effect. If not, please remove the disclosure in footnote 7 to the Annual Fund Operating Expenses table.

Response: The Fund confirms that the Expense Support and Conditional Reimbursement Agreement is in effect.

* * * * * * *

United States Securities and Exchange Commission

October 16, 2024

If you have any questions, please feel free to contact the undersigned by telephone at 202.389.3353 (or by email at erin.lett@kirkland.com) or William J. Tuttle by telephone at 202.389.3350 (or by email at william.tuttle@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Erin M. Lett
Erin M. Lett

cc:	David Gladstone, Gladstone Alternative Income Fund
Michael LiCalsi, Gladstone Administration, LLC
William J. Tuttle, P.C., Kirkland & Ellis LLP